SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

HireRight, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

433538105

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 15 Pages

Exhibit Index Contained on Page 13

CUSIP NO. 433538105	13 G	Page 2 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM III, L.P. (“DCMIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,750,153 shares except that DCM Investment Management III, L.L.C. (“GPIII), the general partner of DCMIII, may be deemed to have sole power to vote these shares, and K. David Chao (“Chao”), Dixon R. Doll (“Doll”) and Peter W. Moran (“Moran”), the managing members of GPIII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

1,750,153 shares, except that GPIII, the general partner of DCMIII, may be deemed to have sole power to dispose of these shares, and Chao, Doll and Moran, the managing members of GPIII may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,153
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.6%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 433538105	13 G	Page 3 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM III-A, L.P. (“DCMIII-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

46,370 shares, except that GPIII, the general partner of DCMIII-A, may be deemed to have sole power to vote these shares, and Chao, Doll and Moran, the managing members of GPIII may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

46,370 shares, except that GPIII, the general partner of DCMIII-A, may be deemed to have sole power to dispose of these shares, and Chao, Doll and Moran, the managing members of GPIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,370
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 433538105	13 G	Page 4 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Affiliates Fund III, L.P. (“Aff III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

85,510 shares, except that GPIII, the general partner of Aff III, may be deemed to have sole power to vote these shares, and Chao, Doll and Moran, the managing members of GPIII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

85,510 shares, except that GPIII, the general partner of Aff III, may be deemed to have sole power to dispose of these shares, and Chao, Doll and Moran, the managing members of GPIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,510
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 433538105	13 G	Page 5 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management III, L.L.C. (“GPIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,882,033 shares, of which 1,750,153 are directly owned by DCMIII, 46,370 are directly owned by DCMIII-A and 85,510 are directly owned by Aff III.  GPIII, the general partner of DCMIII, DCMIII-A and Aff III, may be deemed to have sole power to vote these shares, and Chao, Doll and Moran, the managing members of GPIII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

1,882,033 shares, of which 1,750,153 are directly owned by DCMIII, 46,370 are directly owned by DCMIII-A and 85,510 are directly owned by Aff III.  GPIII, the general partner of DCMIII, DCMIII-A and Aff III, may be deemed to have sole power to dispose these shares, and Chao, Doll and Moran, the managing members of GPIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,882,033
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.8%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 433538105	13 G	Page 6 of 15

1	NAME OF REPORTING PERSON K. David Chao (“Chao”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER

1,882,033 shares, of which 1,750,153 are directly owned by DCMIII, 46,370 are directly owned by DCMIII-A and 85,510 are directly owned by Aff III.  Chao is a managing member of GPIII, the general partner of DCMIII, DCMIII-A and Aff III, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

1,882,033 shares, of which 1,750,153 are directly owned by DCMIII, 46,370 are directly owned by DCMIII-A and 85,510 are directly owned by Aff III.  Chao is a managing member of GPIII, the general partner of DCMIII, DCMIII-A and Aff III, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,882,033
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.8%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 433538105	13 G	Page 7 of 15

1	NAME OF REPORTING PERSON Dixon R. Doll (“Doll”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER

1,882,033 shares, of which 1,750,153 are directly owned by DCMIII, 46,370 are directly owned by DCMIII-A and 85,510 are directly owned by Aff III.  Doll is a managing member of GPIII, the general partner of DCMIII, DCMIII-A and Aff III, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

1,882,033 shares, of which 1,750,153 are directly owned by DCMIII, 46,370 are directly owned by DCMIII-A and 85,510 are directly owned by Aff III.  Doll is a managing member of GPIII, the general partner of DCMIII, DCMIII-A and Aff III, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,882,033
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.8%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 433538105	13 G	Page 8 of 15

1	NAME OF REPORTING PERSON Peter W. Moran (“Moran”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER

1,882,033 shares, of which 1,750,153 are directly owned by DCMIII, 46,370 are directly owned by DCMIII-A and 85,510 are directly owned by Aff III.  Moran is a managing member of GPIII, the general partner of DCMIII, DCMIII-A and Aff III, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

1,882,033 shares, of which 1,750,153 are directly owned by DCMIII, 46,370 are directly owned by DCMIII-A and 85,510 are directly owned by Aff III.  Moran is a managing member of GPIII, the general partner of DCMIII, DCMIII-A and Aff III, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,882,033
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.8%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 433538105	13 G	Page 9 of 15

ITEM 1(A).

Name of Issuer

HireRight, Inc.

ITEM 1(B).

Address of Issuer’s Principal Executive Offices

5151 California Avenue

Irvine, CA  92617

ITEM 2(A).

Name of Persons Filing

This Statement is filed by DCM III, L.P., a Delaware limited partnership (“DCMIII”), DCM III-A, L.P., a Delaware limited partnership (“DCMIII-A”), DCM Affiliates Fund III, L.P., a Delaware limited partnership (“Aff III”), DCM Investment Management III, L.L.C., a Delaware limited liability company (“GPIII”), K. David Chao (“Chao”), Dixon R. Doll (“Doll”) and Peter W. Moran (“Moran”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

GPIII, the general partner of DCMIII, DCMIII-A, and Aff III, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DCMIII, DCMIII-A and Aff III.  Chao, Doll and Moran are managing members of GPIII and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by DCMIII, DCMIII-A, and Aff III.

ITEM 2(B).

Address of Principal Office

The address for each of the Reporting Persons is:

DCM

2420 Sand Hill Road

Suite 200

Menlo Park, California  94025

ITEM 2(C)

Citizenship

DCMIII, DCMIII-A, and Aff III are Delaware limited partnerships.  GPIII is a Delaware limited liability company.  Doll and Moran are United States citizens.  Chao is a Japanese citizen.

ITEM 2(D) AND (E).

Title of Class of Securities and CUSIP Number

Common Stock

CUSIP # 433538105

ITEM 3.

Not Applicable

ITEM 4.

Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 433538105	13 G	Page 10 of 15

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.

Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.

Ownership of More Than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreements of DCMIII, DCMIII-A and Aff III, and the limited liability company agreement of GPIII, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a general partner, limited partner or member.

ITEM 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

ITEM 8.

Identification and Classification of Members of the Group

Not applicable

ITEM 9.

Notice of Dissolution of Group

Not applicable

ITEM 10.

Certification

Not applicable

CUSIP NO. 433538105	13 G	Page 11 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2008

DCM III, L.P.

By:  DCM INVESTMENT MANAGEMENT III, L.L.C.

Its General Partner

By:

/s/ K. David Chao

K. David Chao

Managing Member

DCM III-A, L.P.

By:  DCM INVESTMENT MANAGEMENT III, L.L.C.

Its General Partner

By:

/s/ K. David Chao

K. David Chao

Managing Member

DCM AFFILIATES FUND III, L.P.

By:  DCM INVESTMENT MANAGEMENT III, L.L.C.

Its General Partner

By:

/s/ K. David Chao

K. David Chao

Managing Member

DCM INVESTMENT MANAGEMENT III, L.L.C.

By:

/s/ K. David Chao

K. David Chao

Managing Member

CUSIP NO. 433538105	13 G	Page 12 of 15

K. DAVID CHAO

By:

/s/ K. David Chao

K. David Chao

DIXON R. DOLL

By:

/s/ Dixon R. Doll

Dixon R. Doll

PETER W. MORAN

By:

/s/ Peter W. Moran

Peter W. Moran

CUSIP NO. 433538105	13 G	Page 13 of 15

EXHIBIT INDEX

Found on Sequentially Numbered Page
Exhibit
Exhibit A: Agreement of Joint Filing	14

CUSIP NO. 433538105	13 G	Page 14 of 15

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of HireRight, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  February 8, 2008

DCM III, L.P.

By:  DCM INVESTMENT MANAGEMENT III, L.L.C.

Its General Partner

By:

/s/ K. David Chao

K. David Chao

Managing Member

DCM III-A, L.P.

By:  DCM INVESTMENT MANAGEMENT III, L.L.C.

Its General Partner

By:

/s/ K. David Chao

K. David Chao

Managing Member

DCM AFFILIATES FUND III, L.P.

By:  DCM INVESTMENT MANAGEMENT III, L.L.C.

Its General Partner

By:

/s/ K. David Chao

K. David Chao

Managing Member

DCM INVESTMENT MANAGEMENT III, L.L.C.

By:

/s/ K. David Chao

K. David Chao

Managing Member

CUSIP NO. 433538105	13 G	Page 15 of 15

K. DAVID CHAO

By:

/s/ K. David Chao

K. David Chao

DIXON R. DOLL

By:

/s/ Dixon R. Doll

Dixon R. Doll

PETER W. MORAN

By:

/s/ Peter W. Moran

Peter W. Moran